

17017891

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SEC Mail Processing Section

MAY 30 2017

Washington DC 408

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-69453

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING **4/1/2016** (MM/DD/YY) AND ENDING **3/31/2017** (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: **W Campion Capital LLC**

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

4242 Six Forks Road, Suite 820
(No. and Street)

Raleigh	**NC**	**27609**
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Gavin Shaw **(919) 590-3230**
(Area Code - Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained on this Report*

DeMarco Sciaccotta Wilkens & Dunleavy, LLP
(Name - if individual, state last, first, middle name)

9645 Lincoln Way Lane, Suite 214A	**Frankfort**	**IL**	**60423**
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

* *Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See 240.17a-5(e)(2).*

OATH OR AFFIRMATION

I, Gavin Shaw, swear (or affirm) that, to the best of my knowledge and belief, the accompanying financial statements and supporting schedules pertaining to the firm of W Campion Capital LLC, as of March 31, 20 17, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer, or director has any proprietary interest in any account classified solely as that of a customer, except as follows:



Joshua Ray
NOTARY
PUBLIC
WAKE COUNTY, N.C.

Wake County, NC
Subscribed and sworn to before me this 26th day of May 2017

Notary Public
EXP 7/10/18

Signature

President
Title

This report* contains (check all applicable boxes):

- [X] (a) Facing page.
- [X] (b) Statement of Financial Condition.
- [ ] (c) Statement of Income (Loss).
- [ ] (d) Statement of Cash Flows
- [ ] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of General Creditors.
- [ ] (g) Computation of net capital for brokers and dealers pursuant to Rule 15c3-1.
- [ ] (h) Computation for determination of reserve requirements pursuant to Rule 15c3-3.
- [ ] (i) Information relating to the possession or control requirements for brokers and dealers under Rule 15c3-3.
- [ ] (j) A reconciliation, including appropriate explanation, of the computation of net capital under Rule 15c3-1 and the computation for determination of the reserve requirements under exhibit A of Rule 15c3-3.
- [ ] (k) A reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [X] (l) An oath or affirmation.
- [ ] (m) A copy of the Securities Investor Protection Corporation (SIPC) supplemental report.
- [ ] (n) Exemption Report
- [ ] (o) Independent Auditors' Report on Internal Control.

** *For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*


DeMarco
Sciaccotta
Wilkens &
Dunleavy

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Member of
W Campion Capital LLC

We have audited the accompanying statement of financial condition of W Campion Capital LLC (the Company) as of March 31, 2017, that is filed pursuant to Rule 17a-5 under the Securities Exchange Act of 1934, and the related notes to the statement of financial condition. The Company's management is responsible for this financial statement. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the statement of financial condition, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the statement of financial condition. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition referred to above presents fairly, in all material respects, the financial position of W Campion Capital LLC as of March 31, 2017, in accordance with accounting principles generally accepted in the United States of America.

DeMarco Sciaccotta Wilkens & Dunleavy LLP

Frankfort, Illinois
May 22, 2017

Phone:708.489.1680 Fax:847.750.0490 I dscpagroup.com
9645 W. Lincolnway Lane, Suite 214A I Frankfort, IL 60423
330 E. Northwest Hwy, 2nd Floor I Mt. Prospect, IL 60056

W CAMPION CAPITAL LLC
STATEMENT OF FINANCIAL CONDITION
MARCH 31, 2017

ASSETS

ASSETS		
Cash	$	127,787
Fees receivable		44,042
Other assets		10,421
TOTAL ASSETS	$	182,250

LIABILITIES AND MEMBER'S EQUITY

LIABILITIES		
Accrued Expenses	$	2,000
TOTAL LIABILITIES		2,000
MEMBER'S EQUITY		180,250
TOTAL LIABILITIES AND MEMBER'S EQUITY	$	182,250

The accompanying notes are an integral part of this financial statement.

W CAMPION CAPITAL LLC
NOTES TO FINANCIAL STATEMENT
MARCH 31, 2017

Note 1 - Organization

W Campion Capital LLC (the "Company") is a broker-dealer registered with the United States Securities and Exchange Commission ("SEC") and is a member of the Financial Industry Regulatory Authority ("FINRA"). The Company was founded in February, 2014, under the laws of the State of Delaware. The Financial Industry Regulatory Authority, Inc. ("FINRA") accepted the Company's membership application on October 30, 2014.

W Campion Capital LLC is a single member LLC, wholly owned by Campion Capital Ltd. (the "Sole Member") based in London, United Kingdom. The Company is a placement agent for private alternative investment funds on a best efforts basis. It operates out of three offices, a main office in Raleigh, North Carolina, a registered branch in Miami, Florida and a non-registered branch in London, United Kingdom.

Note 2 - Summary of Significant Accounting Policies

Basis of Presentation

The accompanying financial statements are presented in conformity with accounting principles generally accepted in the United States of America ("U.S. GAAP").

Revenue Recognition

The Company records fees as a percentage of the fund management fees paid by the fund manager on a quarterly basis. Fees receivable at March 31, 2017 were $44,042. In the opinion of management, at March 31, 2017 all fees receivable were considered collectible and no allowance was necessary.

Income Taxes

The Company accounts for any potential interest or penalties related to possible future liabilities for unrecognized income tax benefits as other expense. The Company is subject to examination by federal, state or local tax authorities for the years ended March 31, 2016 and 2015.

As of the March 31, 2016 tax filings, the Company had federal and state net operating loss carryforwards of approximately $385,000, which expire in 2036.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

W CAMPION CAPITAL LLC
NOTES TO FINANCIAL STATEMENT
MARCH 31, 2017

Note 3 - Concentrations

The Company maintains cash balances in one financial institution, which at times may exceed the federally insured limit. The Company believes it is not exposed to any significant credit risk to cash.

During the year ended March 31, 2017, there was one customer that represented 98% of total revenues. This customer represented 97% of fees receivable at March 31, 2017.

Note 4 – Going Concern

As shown in the accompanying financial statements, the Company has incurred recurring losses from operations. These losses raise substantial doubt about the Company's ability to continue as a going concern. The Sole Member has funded these losses and will continue to fund additional losses until the Company is profitable

The Company anticipates a significant increase in revenues within the next year, as well as a reduction in expenses. Based upon these factors, the accompanying financial statements do not include any adjustments that might be necessary if the Company is unable to continue as a going concern.

Note 5 - Net Capital Requirements

The Company is subject to the SEC Uniform Net Capital Rule (Rule 15c3-1) which requires the maintenance of a minimum net capital, as defined, of the greater of $5,000 or one-fifteenth of aggregate indebtedness, as defined. At March 31, 2017, the Company had net capital of $125,787, which exceeded its requirement by $120,787.

Additionally, the Company must maintain a ratio of aggregate indebtedness to net capital of 15:1 or less. At March 31, 2017, this ratio was .016 to 1.

The Company is exempt from the provisions of Rule 15c3-3 of the Securities Exchange Act since the Company's activities are limited to those set forth in the conditions for exemption pursuant to subsection k(2)(i) of the Rule.

W CAMPION CAPITAL LLC
NOTES TO FINANCIAL STATEMENT
MARCH 31, 2017

Note 6 - Commitments and Contingencies

In April 2016, the Company renewed a lease for its Miami office space for twelve months ending September 30, 2017, at $1,379 per month.

In March 2017, the Company entered into a twelve month lease for its Raleigh office space at $1,450 per month ending March 31, 2018.

Rent expense for the year ended March 31, 2017 was $33,043.

Year Ending March 31:	
2018	$25,674
Total Minimum Lease Payments	$25,674

W CAMPION CAPITAL LLC

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